Exhibit 99.3

For Immediate Release
Trading symbol: NYSE, TSX — GLG	May 3, 2006

GLAMIS GOLD ANNOUNCES CLOSING OF WESTERN SILVER TRANSACTION
Reno, Nevada, May 3, 2006 — Glamis Gold Ltd. (NYSE, TSX: GLG) announced that the Plan of Arrangement between Glamis and Western Silver Corporation has been completed, effective today, following approval of the Arrangement by the Supreme Court of British Columbia on May 2, 2006. As a result of the Arrangement, Western Silver Corporation is now a wholly-owned subsidiary of Glamis. Glamis issued 33,881,532 common shares in connection with the Arrangement and now has 165,969,122 common shares issued and outstanding.
Trading of Western Silver common shares (a “Western Share”) on the TSX is anticipated to cease at the close on May 4, 2006. Any purchase of a Western Share after May 3, 2006 will be subject to the terms of the Arrangement whereby a Western Share will only represent the right to receive 0.688 of a common share of Glamis (a “Glamis Share”) and one common share of Western Copper Corporation (a “Western Copper Share”). It is anticipated that letters of transmittal for the exchange of Western Shares for Glamis Shares and Western Copper Shares will be mailed by May 10, 2006.
This transaction provides Glamis with the Peñasquito project, located in Zacatecas, Mexico. A feasibility study completed in November, 2005 by M3 Engineering & Technology Corp. for Western Silver detailed a 17 year mining operation with proven and probable reserves of approximately 4.9 million ounces of gold, 308 million ounces of silver, 3.9 billion pounds of zinc and 1.8 billion pounds of lead (see table below). Glamis is currently updating the feasibility study to accommodate a larger resource and a higher mill throughput. The revised feasibility study is expected to be available by late August of 2006, leading to a decision to advance the project into detailed engineering and construction.
“We are very pleased to be adding the world-class Peñasquito project to our already strong asset portfolio,” said Glamis President and CEO Kevin McArthur. “Our team is in place and rapidly moving the project forward, including permitting and infrastructure development. Exploration drilling continues at the site and we expect that this large resource will continue to expand.”
Glamis Gold Ltd. is a premier intermediate gold producer with low-cost gold mines and development projects in Nevada, Mexico and Central America. Plans call for growth from 434,000 ounces of gold production in 2005 to 670,000 ounces in 2006 and over 700,000 ounces in 2007. The Company remains 100 percent unhedged. For more information about Glamis and its operations, visit the Company on the Internet at www.glamis.com.

Peñasquito Project Reserves
Note: all numbers except grade are rounded to the nearest 1,000

		Tonnes	Grade	Ounces	Pounds
Sulphide Mill Ore:		257,807,000
	Gold Grade, g/t		0.51	4,227,000
	Silver Grade, g/t		30.19	250,230,000
	Zinc Grade, %		0.69		3,920,626,000
	Lead Grade, %		0.31		1,761,441,000
Oxide Heap Leach Ore:		77,327,000
	Gold Grade, g/t		0.28	696,000
	Silver Grade, g/t		23.34	58,025,000
Totals:	Tonnes	335,134,000
	Gold Ounces			4,923,000
	Silver Ounces			308,255,000
	Zinc Pounds				3,920,626,000
	Lead Pounds				1,761,441,000
Safe Harbor Statement under the United States Private Securities Litigation Reform Act of 1995: Except for the statements of historical fact contained herein, the information presented constitutes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Often, but not always, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, “believes”, or variation of such words and phrases that refer to certain actions, events or results to be taken, occur or achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Glamis to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the actual results of exploration activities, actual results of reclamation activities, the estimation or realization of mineral reserves and resources, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, requirements for additional capital, future prices of gold, possible variations in ore grade or recovery rates, failure of plant, equipment or processes to operate as anticipated, accidents, labor disputes and other risks of the mining industry, delays in obtaining governmental approvals, permits or financing or in the completion of development or construction activities, the Company’s hedging practices, currency fluctuations, title disputes or claims limitations on insurance coverage and the timing and possible outcome of pending litigation, as well as those factors discussed under Item 5 in the section entitled “Risk Factors” in the Glamis Annual Information Form. Although Glamis has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements contained herein and in the Company’s other filings incorporated by reference.
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Contact:	Jeff Wilhoit — Director, Investor Relations
Glamis Gold Ltd.
5190 Neil Road, Suite 310
Reno, Nevada 89502
(775) 827-4600 Ext. 3104
jeffw@glamis.com

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